PRUDENTIAL WORLD FUND, INC.

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

September 23, 2013

VIA EDGAR SUBMISSION

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Jennison Global Infrastructure Fund, a series of

    Prudential World Fund, Inc.

    Post-Effective Amendment No. 74 to the Registration Statement

    under the Securities Act of 1933 (No. 002-89725) and

    Amendment No. 75 to the Registration Statement under

    the Investment Company Act of 1940 (No. 811-03981)

Dear Mr. Greene:

We filed through EDGAR on July 11, 2013 on behalf of Prudential World Fund, Inc. (the “Registrant”) Post-Effective Amendment No. 73 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 74 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of registering a new series of the Registrant, with an effective date of 75 days after filing of the Amendment.

This letter is intended to respond to the Staff’s comments on the Amendment that you conveyed by telephone on August 29, 2013. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 74 to the Registration Statement under the 1933 Act and Amendment No. 75 to the Registration Statement under the 1940 Act, to be filed under Rule 485(b) with effectiveness designated for September 24, 2013. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General

1.	Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

The Registrant has reviewed the Fund’s derivatives disclosure and believes that it is responsive to such guidance.

2.	Comment

In the “Summary” section of the prospectus, please add disclosure regarding derivatives and their risks.

Response

The Fund will not invest in derivatives as a principal strategy. Therefore, the Registrant respectfully submits that disclosure regarding derivatives is not required in the summary prospectus.

3.	Comment

Given that the Fund’s name contains the term “global,” please expressly describe how the fund will invest its assets in investments tied economically to a number of countries throughout the world (see Release No. IC-24828 dated January 17, 2001 and the ICI Memorandum dated June 4, 2012).

Response

The requested description has been added to the prospectus.

4.	Comment

In the “Annual Fund Operating Expenses” table, line items as to which the response for all classes is “none” may be deleted if desired.

Response

The line items have been retained in order to maintain consistency with the Registrant’s other fund prospectuses.

5.	Comment

In the “Annual Fund Operating Expenses” table, please add a line item related to Acquired Fund fees, if applicable.

Response

Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

6.	Comment

In footnote 2 to the “Annual Fund Operating Expenses” table, if any recoupment or recapture of waived expenses is available, please add appropriate disclosure.

Response:

No recoupment or recapture of any waived expenses is available.

7.	Comment

In footnote 2 to the “Annual Fund Operating Expenses” table, please include disclosure regarding who can terminate the contractual fee waiver and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A ).

Response

Registrant believes that the last sentence of the footnote adequately discloses who can terminate the contractual fee waivers and under what circumstances.

8.	Comment

In the section entitled “Financial Intermediary Compensation,” please delete the sub-caption “Potential Conflicts of Interest,” as this sub-caption is not permitted by Form N-1A.

Response

The sub-caption has been deleted from the prospectus as requested.

9.	Comment

In the section entitled “How the Fund Invests – Investment Objective and Policies,” please clarify which policies are principal policies.

Response

The section “Investments, Risk, and Performance” in the summary section of the prospectus has been revised to disclose only the Fund’s principal policies. Policies disclosed in the statutory prospectus but not the summary prospectus are non-principal.

10.	Comment

The second paragraph in the section entitled “How the Fund Invests – Investment Objective and Policies” states that the fund will consider a company an infrastructure company based on its classification under the Global Industry Classification Standards (“GICS”). Please confirm that you will use GICS for Guide 19 concentration purposes and that you will follow Guide 19 principals here.

Response

The Note to Guide 19 states that a registrant may select its own industry classifications for purposes of determining industry concentration, but the classifications must be reasonable, not so broad that the primary economic characteristics of the companies in a single class are materially different, and disclosed in the prospectus in the case of a policy to concentrate. As stated in the SAI, the Fund relies on the GICS standards to determine industry classification for purposes of the Fund’s concentration policy, but the Fund’s reliance on the GICS classification system is not a fundamental policy of the Fund and can be changed without shareholder approval.

11.	Comment

In the section entitled “How the Fund Invests – Investment Objective and Policies,” in the seventh paragraph regarding investments in initial public offerings (IPOs), please also indicate that a fund may not experience similar performance as its assets grow.

Response

This paragraph has been deleted as the same information, including the information requested by the Staff here, appears in the section “Other Investments and Strategies” under the heading “Initial Public Offerings.”

12.	Comment

In the section entitled “How the Fund Invests – Investment Objective and Policies,” the last paragraph mentions junk bonds and structured notes. Please clarify whether these investments are principal.

Response

As noted in the response to Comment #9, the section “Investments, Risk, and Performance” in the summary section of the prospectus has been revised to disclose only the Fund’s principal policies. Policies disclosed in the statutory prospectus but not the summary prospectus are non-principal. Investments in junk bonds and structured notes are non-principal.

13.	Comment

In the section entitled “How the Fund Invests – Prior Performance of Similarly Managed Accounts,” in the first paragraph, please address what makes up the Jennison Global Infrastructure Composite referenced here. Is there only one account forming the basis of this composite?

Response

The Registrant respectfully submits that the section adequately describes the composition of the Jennison Global Infrastructure Composite and that no revision is necessary.

14.	Comment

In the section entitled “How the Fund Invests – Prior Performance of Similarly Managed Accounts,” the beginning of the second paragraph states “the account included in the Jennison composite is a sleeve of a registered investment company.” Please explain why this presentation of sleeve-based related party performance meets the Nicholas Applegate standard.

Response

The Registrant respectfully submits that the presentation of the performance of the sleeve of the registered investment company (the “Sleeve”) whose investment objective, policies and strategies are substantially similar to those of the fund is consistent with the standards set forth in Nicholas-Applegate Mutual Funds (Aug. 6, 1996) (“Nicholas-Applegate I”). The Sleeve is the only account advised by the fund’s subadviser that is managed according to an investment objective, policies and strategies substantially similar to those of the fund, so the Registrant is not excluding any similarly-managed accounts from the composite. The Registrant discloses that the Sleeve, while subject to the same limitations, diversification requirements and other restrictions imposed under the 1940 Act and the Internal Revenue Code to which the Fund is subject, is not subject to the requirements of the 1940 Act that apply at the fund level. The Sleeve performance is not presented in a misleading manner and does not obscure or impede understanding of required information. The Sleeve performance is presented both gross and net of fees.

15.	Comment

In the section entitled “How the Fund Invests – Prior Performance of Similarly Managed Accounts,” the last two paragraphs appear largely identical. Please remove any redundancy as appropriate.

Response

The duplicative language has been deleted from the prospectus as requested.

16.	Comment

In the table in the section entitled “How the Fund Invests – Prior Performance of Similarly Managed Accounts,” please ensure that performance is disclosed according to the standard SEC method for disclosing performance, as appropriate to the performance duration of the similarly managed accounts. As 3 year performance is not part of the SEC standard, 3 year performance may be deleted or retained as desired.

Response

As requested, a table has been added to the section which discloses performance according to the standard SEC method. Based on the inception date of August 1, 2008 for the composite, returns are shown for the one-year and since-inception periods, and performance for the three-year period has been retained as well. Please note that based on the inception date for the composite, five-year performance was not yet available as of the end of the 2012 calendar year. Additionally, a table which presents performance both by individual calendar year and as of July 31, 2013 is included in order to provide investors with additional information.

17.	Comment

In the table in the section entitled “How the Fund Invests – Other Investments and Strategies,” in the sentence beginning “[i]n addition to the principal investment strategies…,” please insert the word “above” between the words “the” and “principal.”

Response

The sentence has been revised as requested.

18.	Comment

In the table in the section entitled “How the Fund Invests – Other Investments and Strategies – Income Trusts,” the prospectus states that the fund may invest in income trusts and royalty trusts. If these income trusts or royalty trusts are pooled investment vehicles, please disclose the layering, i.e., duplication of fees.

Response

The Registrant respectfully submits that no additional disclosure is necessary because the Fund’s investments in income trusts and royalty trusts are not expected to be significant to the extent that any additional fees incurred by the Fund in the process would be material.

19.	Comment

In the table in the section entitled “How the Fund Invests – Other Investments and Strategies – Fixed Income Securities,” if the fund may invest in debt securities which are in default, please disclose that possibility.

Response

The Fund will not invest in debt securities which are in default.

20.	Comment

In the section entitled “How the Fund Invests – Other Investments and Strategies – Temporary Defensive Instruments,” please revise the next to last sentence of the paragraph regarding Temporary Defensive Investments to read as follows: “Investing heavily in these securities is inconsistent with and limits the Fund’s ability to achieve its investment objective, but may help to preserve the Fund’s assets.”

Response

The sentence has been revised as requested.

21.	Comment

Regarding the section entitled “How the Fund Invests – Other Investments and Strategies – Derivative Strategies,” please note that with respect to total return swaps, the SEC or its Staff may issue future guidance regarding derivatives (such as total return swaps) and leverage, including guidance regarding coverage requirements, which could impact the manner in which the fund operates.

Response

The Registrant takes note that further guidance may be issued in the future.

22.	Comment

In the section entitled “How the Fund Invests – Other Investments and Strategies – Royalty Trusts,” please define “QPTP” at an appropriate location herein.

Response

The language has been revised as follows:

An investment in a royalty trust will be subject to the 25% Limitation if the royalty trust is treated for tax purposes as a qualified publicly traded partnership (QPTP).

STATEMENT OF ADDITIONAL INFORMATION

23.	Comment

The Table of Contents includes “Appendix II: Description of Securities Ratings.” Please add Appendix 2 to the Statement of Additional Information.

Response

Appendix II appears at the end of the Statement of Additional Information.

24.	Comment

Fundamental restriction #5 states that “The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets would be invested in the securities of issuers having their principal business activities in the same industry, except for temporary defensive purposes, and except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or to securities of infrastructure companies.” Please delete the reference to infrastructure companies or explain why you think it can be within the exception to this concentration policy, especially when, as here, the company has an 80% policy to invest in U.S, and foreign infrastructure companies (see page 4 of the pro). The correct policy appears to be in the next sentence of this restriction, to wit, “The fund will concentrate its investments…in infrastructure companies.”

Response:

The Registrant respectfully submits that no change to the disclosure is necessary. Under fundamental restriction #5, the Fund may invest 25% or more of its total assets only in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or in securities of infrastructure companies. That is an accurate statement of the Fund’s policy to concentrate (i.e., invest 25% or more of its total assets) in infrastructure companies and is consistent with the Fund’s 80% policy, to invest at least 80% of its investable assets in U.S. and foreign infrastructure companies.

25.	Comment

Fundamental restriction #6, in the first sentence, states “The Fund may make loans, including loans of assets of the Fund, repurchase agreements, trade claims, loan participations or similar investments, or as permitted by the 1940 Act Laws, Interpretations and Exemptions.” Arguably this clause (1940 Act Laws, Interpretations and Exemptions”) is a defined term based on capitalization; if not included herein, please define.

Response:

The defined term “1940 Act Laws, Interpretations and Exemptions” has been added to the Glossary as requested.

Tandy Representations

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment may be communicated to Amanda Ryan at (973) 367-5401.

Sincerely,

/s/ Amanda S. Ryan
Amanda S. Ryan
Director & Corporate Counsel